UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                             DATAMETRICS CORPORATION

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                    238085203

                                 (CUSIP Number)

                         Triad Construction Concepts Inc
                               C/o Andrew Catapano
                                 88-43 76th Ave.
                               Glendale, NY 11385
                                 (718) 275-1100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.   238085203
--------------------------------------------------------------------------------

  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
        Triad Construction Concepts Inc.      Tax ID: 13-4006735
        ------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)          |_|
                    ------------------------------------------------------------
        (b)          |_|
                    ------------------------------------------------------------

  3.    SEC Use Only
        ------------------------------------------------------------------------

  4.    Source of Funds (See Instructions)
        OO
        ------------------------------------------------------------------------

  5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)  |_|
        ------------------------------------------------------------------------

  6.    Citizenship or Place of Organization
        Delaware
        ------------------------------------------------------------------------

                  7.   Sole Voting Power
                       1,527,870
 Number of             ---------------------------------------------------------
 Shares
 Beneficially     8.   Shared Voting Power
 Owned by
 Each                  ---------------------------------------------------------
 Reporting
 Person With      9.   Sole Dispositive Power
                       1,527,870
                       ---------------------------------------------------------

                  10.  Shared Dispositive Power

                       ---------------------------------------------------------

  11.   Aggregate Amount Beneficially Owned by Each Reporting Person
        1,527,870 shares
        ------------------------------------------------------------------------

  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)  |_|
        ------------------------------------------------------------------------

  13.   Percent of Class Represented by Amount in Row (11)
        13.3%(i)
        ------------------------------------------------------------------------

  14.   Type of Reporting Person (See Instructions)
        CO


(i) Based on 11,534.736 shares of common stock of the Company outstanding as of March 7, 2007, as reported by the Company in its Form 10QSB filed with the Securities Exchange Commission on March 19, 2007.

CUSIP No.   238085203
--------------------------------------------------------------------------------

  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
        Joy Catapano Tolbert
        ------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)          |_|
                    ------------------------------------------------------------
        (b)          |_|
                    ------------------------------------------------------------

  3.    SEC Use Only
        ------------------------------------------------------------------------

  4.    Source of Funds (See Instructions)
        OO
        ------------------------------------------------------------------------

  5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)  |_|
        ------------------------------------------------------------------------

  6.    Citizenship or Place of Organization
        United States
        ------------------------------------------------------------------------

                  7.   Sole Voting Power
                       1,527,870
 Number of             ---------------------------------------------------------
 Shares
 Beneficially     8.   Shared Voting Power
 Owned by
 Each                  ---------------------------------------------------------
 Reporting
 Person With      9.   Sole Dispositive Power
                       1,527,870
                       ---------------------------------------------------------

                  10.  Shared Dispositive Power

                       ---------------------------------------------------------

  11.   Aggregate Amount Beneficially Owned by Each Reporting Person
        1,527,870 shares
        ------------------------------------------------------------------------

  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)  |_|
        ------------------------------------------------------------------------

  13.   Percent of Class Represented by Amount in Row (11)
        13.3%(i)
        ------------------------------------------------------------------------

  14.   Type of Reporting Person (See Instructions)
        IN

(i) Based on 11,534.736 shares of common stock of the Company outstanding as of March 7, 2007, as reported by the Company in its Form 10QSB filed with the Securities Exchange Commission on March 19, 2007.

      This Schedule 13D is being jointly filed Triad Construction Concepts Inc. ("Triad") and Joy Catapano Tolbert ("Ms. Catapano") (collectively, the "Reporting Persons" and each a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act").

      This Schedule 13D constitutes the initial filing of Triad.

      Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.


Item 1.    Security and Issuer

      This Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock") of Datametrics Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1717 Diplomacy Row, Orlando, FL 32809.

Item 2.    Identity and Background

      Triad is a New York corporation with a business address of Triad Construction Concepts Inc, c/o Andrew Catapano, 88-43 76th Ave., Glendale, New York, 11385. The sole director and executive officer of Triad is Joy Catapano Tolbert ("Ms. Tolbert"). The principal business of Triad is making investments in public companies and bonds, and occasionally providing bridge financing to companies.

      Ms. Tolbert is a United States citizen with a business address of Triad Construction Concepts Inc., c/o Andrew Catapano, 88-43 76th Ave., Glendale, New York, 11385. Ms. Tolbert is the sole shareholder of Triad, as well as its sole executive offer and sole director, and is deemed the person ultimately in control of Triad.

      Neither of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

      Triad acquired 1,165,410 shares of Common Stock of the Issuer when DMTR, LLC, a New York limited liability company of which Triad was a member, distributed its holdings in Datametrics Corporation to each of its seven members proportionate to each member's membership interest. Prior to this distribution Triad was a beneficial owner of less than 5% of Datametrics Corporation, and thus, it was not required to report.

Item 4.    Purpose of Transaction

      Triad was one of seven members of DMTR, LLC, a New York limited liability company whose principal business was lending and other financial activities. DMTR, LLC was the beneficial owner of greater than 75% of the outstanding shares of common stock of Datametrics Corp. before it distributed its Datametrics Corporation shares ratably to its members according to their respective membership interests on August 8, 2006, pursuant to the dissolution of DMTR, LLC. Triad received record ownership of 1,165,410 shares of common stock in the transaction, bringing its aggregate record ownership to 1, 527,870 shares (13.3%), and triggering this filing.

      The Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

      (a) Triad is the record owner of an aggregate 1,527,870 shares of Common Stock, which constitutes approximately 13.3% of the issued and outstanding shares of Common Stock of the Issuer as of the date hereof. As the sole shareholder, director and executive officer of Triad, Ms. Tolbert is deemed to control 1,527,870 shares of Common Stock, which constitutes approximately 13.3% of the issued and outstanding shares of Common Stock as of the date hereof.

      (b) As the sole shareholder, director and executive officer of Triad, Ms. Tolbert has sole power to vote and dispose of 1,527,870 shares of Common Stock held of record by Triad.

      (c) The Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Persons are not party or subject to any contracts, arrangement, understandings or relationships with respect to the securities of the issuer.

Item 7.    Material to Be Filed as Exhibits

      Exhibit A   .Joint Filing Agreement, dated April 19, 2007 by and between the Reporting Persons.

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated: April 19, 2007

                              TRIAD CONSTRUCTION CONCEPTS INC.


                              By:   /s/ Joy Catapano Tolbert
                                    --------------------------------------------
                                   Joy Catapano Tolbert, Chief Executive Officer

                                    /s/ Joy Catapano Tolbert
                                    --------------------------------------------
                                   Joy Catapano Tolbert

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Datametrics Corporation. It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

      It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: May 3, 2007


                              TRIAD CONSTRUCTION CONCEPTS INC.

                              By:   /s/ Joy Catapano Tolbert
                                    --------------------------------------------
                                   Joy Catapano Tolbert, Chief Executive Officer

                                    /s/ Joy Catapano Tolbert
                                    --------------------------------------------
                                   Joy Catapano Tolbert